SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Sponsors “Pop-Up” Events Throughout Europe on MiFID II Regulatory Compliance Challenges, Dated May 3, 2016

99.2	NICE Robotic Automation Assists in Credit Card Fraud Prevention Process at Helpline and Accelerates Loan Approvals at Banca Popolare di Sondrio, Dated May 16, 2016

99.3	NICE Maintains Its Top Position as CC Workforce Optimization Market Share Leader, According to DMG Consulting, Dated May 17, 2016

99.4	NICE Extends Partnership Program to Include its Entire Customer Engagement Portfolio, Dated May 18, 2016

99.5	NICE to Host Financial Analyst and Investor Day at Interactions 2016, Dated May 19, 2016

99.6	NICE Announces Interactions London 2016, Dated May 20, 2016

99.7	NICE Extends Partnership Program to Include its Entire Customer Engagement Portfolio, Dated May 23, 2016

99.8	NICE Launches its New Version of NICE Workforce Management Solution to Improve Productivity and Operational Efficiency across the Enterprise, Dated May 24, 2016

99.9	NICE Honors Winners of Customer Excellence Awards at Interactions 2016, Dated May 25, 2016

100.0	NICE Wins in Four Categories of the Prêmio Consumidor Moderno (Modern Consumer Award), Dated May 26, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	Corp. VP, General Counsel

Dated:	May 08, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Sponsors “Pop-Up” Events Throughout Europe on MiFID II Regulatory Compliance Challenges, Dated May 3, 2016

99.2	NICE Robotic Automation Assists in Credit Card Fraud Prevention Process at Helpline and Accelerates Loan Approvals at Banca Popolare di Sondrio, Dated May 16, 2016

99.3	NICE Maintains Its Top Position as CC Workforce Optimization Market Share Leader, According to DMG Consulting, Dated May 17, 2016

99.4	NICE Extends Partnership Program to Include its Entire Customer Engagement Portfolio, Dated May 18, 2016

99.5	NICE to Host Financial Analyst and Investor Day at Interactions 2016, Dated May 19, 2016

99.6	NICE Announces Interactions London 2016, Dated May 20, 2016

99.7	NICE Extends Partnership Program to Include its Entire Customer Engagement Portfolio, Dated May 23, 2016

99.8	NICE Launches its New Version of NICE Workforce Management Solution to Improve Productivity and Operational Efficiency across the Enterprise, Dated May 24, 2016

99.9	NICE Honors Winners of Customer Excellence Awards at Interactions 2016, Dated May 25, 2016

100.0	NICE Wins in Four Categories of the Prêmio Consumidor Moderno (Modern Consumer Award), Dated May 26, 2016